EXHIBIT 11

UNITED BANCSHARES, INC. AND SUBSIDIARIES

Computation of Earnings Per Share

	Three months ended		Six Months Ended
	June 30,		June 30,
	2001	2000	2001	2000

BASIC EARNINGS PER SHARE:
Net Income	$865	$507	$1,252	$1,037
Weighted average common shares outstanding	3,600,654	2,239,550	3,162,330	2,262,650

BASIC EARNINGS PER SHARE	$0.24	$0.22	$0.40	$0.45

DILUTED EARNINGS PER SHARE:
Net Income	$865	$507	$1,252	$1,037

Weighted average common shares outstanding	3,600,654	2,239,550	3,162,330	2,262,650
Net effect of the assumed exercise of stock options	252,782	116,580	208,681	117,796
Total	3,853,436	2,356,130	3,371,011	2,380,446

DILUTED EARNINGS PER SHARE	$0.22	$0.21	$0.37	$0.43